Legg Mason Partners Investors Value Fund
77I: Legg Mason Partners Investors Value Fund issued (or registered) Class R, Class FI and Class IS shares.
Class FI, Class R and Class IS shares

Class FI, Class R and Class IS shares are purchased at net asset value with no initial sales charge and no contingent deferred sales charge when redeemed. Service Agents will receive a distribution/service fee up to 0.25% of the average daily net assets represented by Class FI shares and up to 0.50% of the average daily net assets represented by Class R shares. Service Agents receive no distribution/service fees for Class IS shares.